winzen INTERNATIONAL INC.

INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2002

(Unaudited)

FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS ENDED JUNE 30 [IN THOUSANDS]

		2002	2001	2000
Results from operations				
Assets	$	**18,531,303**	$17,759,914	$14,691,190
Total revenues	$	**3,390,570**	$ 803,030	$ 5,795,641
Cashflow from operations	$	**2,490,319**	$ 1,074,931	$ (221,236)



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MANAGEMENT REPORTS OPERATING INCOME IN THE FIRST QUARTER OF $1,490,062.

Q1 ACHIEVEMENTS

- Winzen's operating income for three months increased to $1,490,062, from $22,783 at the first quarter of 2001.
- The sale of the Maple property for $1.2 million had the biggest impact on operating income, generating a gain of $1,087,550.
- Rental operations income decreased to $601,378 from $631,618 due to sales of rental units.
- The Company closed the last two units in the *Silver Creek* project by the end of the quarter.
- The Company closed four units in the *Manors of Everett* project and five units in the *Grande Regency.*
- The Company continued marketing of *Sheldon Point,* the 68-unit townhouse project in Burlington. There were 41 sales at the time of this report, expected to close by year end.

CORPORATE PROFILE

Winzen International Inc. is a diversified real estate company focused on the development and construction of new homes in the Greater Toronto Area and the ownership and value enhancement of residential and commercial rental properties. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the three months ended June 30, 2002, a quarter in which the Company closed the final two sales in the *Silver Creek* project, four sales in the *Manors of Everett,* and five in the *Grande Regency.* Construction started on the *Sheldon Point* project in the quarter. The major impact on the results for the quarter was the sale of the Maple Avenue property. The first quarter results provide us with a solid foundation for achieving our targets for the March 31, 2003 year end.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the three months ended June 30, 2002, cashflow from operations increased to $2,490,319, compared with $1,074,931 in 2001. The gain from operations for the three months ended June 30, 2002 was $1,490,062 compared to $22,783 in the prior year. The Company fully used tax loss carry forward amounts from prior years as of March 31, 2002, resulting in a current income tax provision of $500,000 at a 40% tax rate in the quarter.

OPERATIONS

Real Estate Sales

During the quarter, the Company had $2,742,380 in revenue from the sale of properties. The sale of the Maple Avenue property, which closed on June 28, 2002, represented the majority of sale of properties revenue in the first quarter.

Four closings occurred in *The Manors of Everett* in the first quarter, totaling $435,225. There were five condominium sales in the *Grande Regency* in the amount of $789,400.

Property Development

There was $4.6 million in property development at the end of the quarter. The Company will continue to build homes on an as-sold basis at *The Manors of Everett.* The Company has been selling a higher priced home in Everett that is targeted to a trade-up market to maximize building profit. There were a further 12 sales in *The Manors of* Everett scheduled to close in the second quarter.

The *Sheldon Point by the Creek* townhouse development has been marketed since late November 2001. Construction is underway on the site, with $3.6 million in total land, development and construction costs at the end of the quarter. One model home has been completed for sales purposes. As at the end of the first quarter, 41 of the 68 units have been sold.

Winzen's residential development business continues to benefit from strong demand driven by lower interest rates, which have contributed to an unprecedented level of affordability for consumers.

Rental Properties

The Company held just over $11 million in rental properties at the end of June 30, 2002.

At *The Westway* property, the Company received in the month of September approval for a 7.9% rent increase retroactive to the beginning of 2001. Gross revenues are up 5% in the quarter due to this increase, and the 3.9% rent increase allowed by legislation for the 2002 calendar year. The property continues to operate without vacancies and with an outstanding collection record.

The *Kennedy Road* gross rental income increased by 12% over the same period last year. The property continued to be fully rented during the quarter. At *837 Queenston Road* in Stoney Creek, vacancies were seven units, compared to three in the first three months of last year.

A LOOK AHEAD

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Winzen has signed an agreement to purchase a townhouse site in Cambridge for $1.5 million. Closing was scheduled for July 31, 2002 but has been delayed due to encroachments on title. The Company expects to close on this property in the next 30 days and has submitted a plan for 75 units that has already received a favourable response from the City of Cambridge. In July, the Company signed an agreement to purchase for $6 million a 75-single family home subdivision. The property is in Burlington directly north of its current *Sheldon Point* project. Closing is expected in November upon completion of services by the vendor. Construction of both acquisitions is planned to start in the spring of 2003 based on successful marketing campaigns, which will begin later this fall in 2002. Given current market conditions, we will focus on the new acquisitions, which will significantly increase revenue from residential construction. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,
August 23, 2002

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at	June 30 2002 [unaudited]	March 31 2002 [audited]
Assets		
Rental properties	**$ 11,083,671**	$ 11,738,725
Properties held for development and resale	**4,602,149**	3,311,468
Investment in St. Hubert properties	**414,659**	414,659
Cash	**1,236,283**	17,065
Marketable securities	**166,764**	631,064
Receivables and other assets	**1,027,777**	1,646,933
	$ 18,531,303	$ 17,759,914
Liabilities		
Property financing	**$ 11,108,549**	$ 12,296,043
Construction financing	**411,583**	188,774
Accounts payable and accrued liabilities	**1,355,164**	974,063
Loans payable	**538,392**	546,717
Future income taxes	**676,000**	676,000
Income taxes payable	**511,146**	6,146
	$ 14,600,834	$ 14,687,743
Shareholders' equity		
Share capital	**$ 2,227,454**	$ 2,227,454
Retained earnings	**1,703,015**	844,717
	$ 3,930,469	$ 3,072,171
	$ 18,531,303	$ 17,759,914

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE MONTHS ENDED JUNE 30

	3 Months 2002	3 Months 2001
Revenue		
Real estate sales	$ 2,742,380	$ 115,250
Rental operations	601,378	631,618
Property management	24,890	34,598
Interest and other	16,917	21,564
Commission	5,005	-
	$ 3,390,570	$ 803,030
Expenses		
Cost of real estate sales	$ 1,260,347	$ 76,723
Rental operations	445,917	506,574
Administrative and general	154,842	148,267
Selling and operating	31,778	28,988
Other interest	7,624	19,695
	$ 1,900,508	$ 780,247
Operating income	$ 1,490,062	$ 22,783
Amortization of rental properties and other capital assets	111,380	121,380
Amortization of financing fee	15,384	18,383
Amortization of goodwill	-	13,250
Income before income taxes	1,363,298	(130,230)
Provision for large corporations tax	5,000	4,000
Provision for current income taxes	500,000	-
Provision for future income taxes	-	49,000
Provision for income taxes	505,000	53,000
Net income (loss)	858,298	(183,230)
Retained earnings, beginning of period	844,717	402,726
Retained earnings, end of period	$ 1,703,015	$ 219,496
Net income (loss) per share	$ 0.09	$ (0.02)
Common shares outstanding	9,644,100	9,644,100

CONSOLIDATED STATEMENT OF CASH FLOW

[UNAUDITED]
FOR THE THREE MONTHS ENDED JUNE 30

	3 Months 2002	3 Months 2001
Cash provided by [used for]:		
Operations and working capital		
Gain (loss) from operations	$ **858,298**	$ (183,230)
Items not affecting cash		
Depreciation and amortization	**126,764**	153,013
Changes in accounts receivable and mortgage receivable	**619,156**	265,395
Changes in accounts payable and accrued liabilities	**230,569**	372,993
Change in tax provision	**505,000**	53,000
Changes in purchasers' deposits	**150,532**	413,760
	$ **2,490,319**	$ 1,074,931
Cash flow from financing activities		
Mortgage proceeds	$ **(1,187,494)**	$ 1,359,894
Bank financing (repayment)	**222,809**	2,301,758
Increase (reduction) in loans payable	**(8,325)**	(19,358)
	$ **(973,010)**	$ 3,642,294
Cash flow from investing activities		
Disposition (acquisition) and investments in real estate properties	$ **(762,391)**	$ (3,942,195)
Change in marketable securities	**464,300**	25,209
	$ **(298,091)**	$ (3,916,986)
Increase (decrease) in cash during the period	$ **1,219,218**	$ 800,239
Bank (indebtedness), beginning of period	$ **17,065**	$ (729,591)
Bank, end of period	$ **1,236,283**	$ 70,648

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2002

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2002.

2 SHARE CAPITAL

	June 30, 2002		March 31, 2002	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is fully diluted as there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation. The June 2001 figures have been changed to include the tax provision.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The TSX Venture Exchange (TSX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen International Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen